LEVEL 3 FINANCING, INC.

c/o LEVEL 3 COMMUNICATIONS, INC.

1025 Eldorado Boulevard

Broomfield, CO  80021

December 8, 2015

VIA EDGAR

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:   LEVEL 3 FINANCING, INC.

Ladies and Gentlemen:

Level 3 Financing, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 (Commission File No. 333-208012) (the “Registration Statement”), relating to the offer to exchange (the “Exchange Offer”) (i) up to $700,000,000 aggregate principal amount of the Company’s 5.125% Senior Notes due 2023, issued on April 28, 2015 in a private offering to qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States in accordance with Regulation S under the Securities Act (the “2023 Outstanding Notes”), for up to $700,000,000 aggregate principal amount of the Company’s 5.125% Senior Notes due 2023 that have been registered on the Registration Statement under the Securities Act (the “2023 Exchange Notes”) and (ii) up to $800,000,000 aggregate principal amount of the Company’s 5.375% Senior Notes due 2025, issued on April 28, 2015 in a private offering to qualified institutional buyers under Rule 144A under the Securities Act, and outside the United States in accordance with Regulation S under the Securities Act (the “2025 Outstanding Notes” and together with the 2023 Outstanding Notes, the “Outstanding Notes”), for up to $800,000,000 aggregate principal amount of the Company’s 5.375% Senior Notes due 2025 that have been registered on the Registration Statement under the Securities Act (the “2025 Exchange Notes” and together with the 2023 Exchange Notes, the “Exchange Notes”).

The Company is registering the Exchange Offer in reliance on the Commission’s position in the no-action letters issued to Exxon Capital Holdings Corporation (publicly available on May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available on June 5, 1991) and Shearman & Sterling (publicly available on July 2, 1993).

The Company represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each holder of Outstanding Notes participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each holder of Outstanding Notes participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Commission’s position in the foregoing no-action letters and similar interpretative and no-action letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. The Company acknowledges that any resale of the Exchange Notes by a holder of Outstanding Notes participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes. The Company will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Company will also include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

If you have any questions or if I can be of further assistance in your consideration of the matters addressed herein, please call me at (720) 888-1000.

Sincerely,

/s/ Neil J. Eckstein

Neil J. Eckstein, Esq.
Senior Vice President, General
Counsel, Corporate and Assistant Secretary